Peter W. Keegan
Senior Vice President
and Chief Financial Officer

June 18, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn.:      Jim B. Rosenberg
Senior Assistant Chief Accountant

  Re:        Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File No. 001-06541

Via Edgar Filing

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated June 7, 2012 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.

Our responses to the Comment Letter are set forth below.  For your convenience, the staff’s comment has been repeated herein and is followed by our response. Loews Corporation and its subsidiaries are referred to as “the Company,” “Loews,” “we,” “our” or “us.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Investments

Portfolio Quality, Page 86

1.
Please confirm to us that your disclosure about the quality of your investment based on third party credit ratings reflects information known by management that may belie or otherwise cast doubt on this disclosure. If not, please provide us proposed disclosure to be included in future periodic reports that discusses the differences between the quality of investments presented based on third party ratings and that based information known by management.

Response

Supplementally, the Company confirms that the current disclosure about the quality of the investments of its subsidiary, CNA Financial Corporation, with regard to third party credit ratings fairly reflects management’s beliefs regarding the quality of such investments, as no information is known by management that may belie or otherwise cast doubt on this disclosure.

2.
In Note 3. Investments to your consolidated financial statements, you show investments of $9,782 million in fixed maturity securities invested in securities of states, municipalities and political subdivisions at December 31, 2011. Please provide us a schedule that shows:

667 Madison Avenue, New York, New York 10065-8068	voice: 212-521-2950	fax: 212-521-2329	e-mail: pkeegan@loews.com

•	The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds; and
•
For any state, municipality or political subdivision that comprised 10 percent or more of the total, the amortized cost and fair value, credit rating with or without a financial guarantee by third parties and, for special revenue bonds, the nature of the revenue source.

Response

The Company had the following investments in securities of states, municipalities and political subdivisions as of December 31, 2011:

$ millions	Amortized Cost	Fair Value

General Obligation	$ 2,462	$ 2,700
Special Revenue and Assesments	6,556	7,082
Total	$ 9,018	$ 9,782

As of December 31, 2011, no investment in any state, municipality or political subdivision issuer exceeded 10% of the total amortized cost or fair value.

* * * * * * *

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please feel free to contact me at (212) 521-2950, or via e-mail at PKeegan@loews.com.

Very truly yours,

/s/ Peter W. Keegan
Peter W. Keegan
Senior Vice President and
Chief Financial Officer